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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                              Commission File No.
                                                                 ---------------

(Check one): [ x ] Form 10-KSB

FOR PERIOD ENDED: March 31, 2000



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.


                                     PART I

                             REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: CHEQUEMATE INTERNATIONAL, INC.

FORMER NAME IF APPLICABLE: N/A

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE: 330 WASHINGTON BOULEVARD

CITY, STATE AND ZIP CODE: MARINA DEL REY, CALIFORNIA 90292.

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                                     PART II

                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Registrant has not completed the closing of its books for its fiscal year ended March 31, 2000. As a result, additional time is required before it will have the necessary information to complete and file its Form 10-KSB. Registrant is working to complete the closing of its books as soon as possible.


                                     PART IV

                                OTHER INFORMATION


     (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION.

       ALAN HUNTER                            (310)             306-6666
         (Name)                             (Area Code)  (Telephone Number)
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     (2)  HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                                              [x]  Yes          [ ]  No

     (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                                              [ ]  Yes          [x]  No


     IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.


                         CHEQUEMATE INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                       CHEQUEMATE INTERNATIONAL, INC.


Date: June 27, 2000                    By  /s/ J. Michael Heil
                                          ---------------------------
                                           J. Michael Heil
                                           Chief Executive Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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                             HJ & ASSOCIATES, L.L.C.
                  Certified Public Accountants and Consultants



June 26, 2000


Board of Directors
Chequemate International, Inc.
330 Washington Blvd., Suite 507
Marina del Rey, CA 90292


Dear Board Members,

The preparation by us of the audited financial statements for presentation with annual filing of 10-KSB has not been finalized due to pending information that may affect the financial statements. Part of the information is pending resolution by the board of Directors and additional information is pending regarding valuation of certain assets. To provide management with adequate time to prepare the 10-KSB discussions and analysis we would advise that the Company request an extension with the Securities and Exchange Commission for filing of its 10-KSB.

If we can be of any further assistance please feel free to contact us.


Sincerely,

/s/ Franklin L. Hunt

HJ& Associates, LLC
Franklin L. Hunt, CPA


                        50 South Main Street, Suite 1450
                           Salt Lake City, Utah 84144
                Telephone (801) 328-4408 Facsimile (801) 328-4461